UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-41431

Polestar Automotive Holding UK PLC

Assar Gabrielssons Väg 9

405 31 Göteborg, Sweden

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Closing of PSD Equity Investment

The previously announced issuance and sale of 190,476,190 Class A American Depositary Shares (such issuance and sale, the “Sale” and such shares, the “Class A ADS Shares”) to PSD Investment Limited (“PSD Investment”) by Polestar Automotive Holding UK PLC (“Polestar”), pursuant to the Securities Purchase Agreement entered into by Polestar and PSD Investment on June 16, 2025 (the “Purchase Agreement”), was completed on July 23, 2025. Additionally, the conversion of 20,000,000 Class B American Depositary Shares into Class A ADS Shares by PSD Investment, to ensure PSD Investment’s voting power of its Polestar shareholdings remains below 50%, was completed on the day prior to the closing of the Sale.

Registration Rights Agreement

On July 23, 2025, Polestar entered into a registration rights agreement (the “Registration Rights Agreement”) with PSD Investment, in accordance with the Purchase Agreement. The Registration Rights Agreement requires Polestar to, as soon as practicable, but no later than 90 days after the agreement date, file a Registration Statement under the Securities Act so that the Class A ADS Shares may be resold. The Registration Rights Agreement grants PSD Investment customary registration rights with respect to the Class A ADS Shares. All definitions used herein, but not defined, have the respective meanings given to them in the Registration Rights Agreement.

A copy of the Registration Rights Agreement is included in this Report on Form 6-K as Exhibit 10.1, and the foregoing description of the Registration Rights Agreement is qualified in its entirety by reference thereto.

This Report on Form 6-K and Exhibit 10.1 shall be deemed to be incorporated by reference into Polestar’s registration statement on Form S-8 (File No. 333-267146), registration statement on Form F-3 (File No. 333-266101) and registration statement on Form F-3 (File No. 333-274918) and to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

10.1	Registration Rights Agreement, dated July 23, 2025, by and between Polestar Automotive Holding UK PLC and PSD Investment Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POLESTAR AUTOMOTIVE HOLDING UK PLC

Date: July 23, 2025	By:	/s/ Michael Lohscheller
	Name:	Michael Lohscheller
	Title:	Chief Executive Officer

	By:	/s/ Jean-François Mady
	Name:	Jean-François Mady
	Title:	Chief Financial Officer